UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*
FERRELLGAS PARTNERS, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
315293100
(CUSIP Number)
December 1, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	315293100

1	Names of Reporting Persons
Jamex, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
Not applicable
11	Percent of class represented by amount in row (9)
0%
12	Type of Reporting Person (See Instructions)
OO (Limited Liability Company)

SCHEDULE 13G
CUSIP No.	315293100

1	Names of Reporting Persons
Jamex Unitholder, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
Not applicable
11	Percent of class represented by amount in row (9)
0%
12	Type of Reporting Person (See Instructions)
OO (Limited Liability Company)

SCHEDULE 13G
CUSIP No.	315293100

1	Names of Reporting Persons
Jamex Marketing, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
Not applicable
11	Percent of class represented by amount in row (9)
0%
12	Type of Reporting Person (See Instructions)
OO (Limited Liability Company)

SCHEDULE 13G
CUSIP No.	315293100

1	Names of Reporting Persons
Ballengee Holdings, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
Not applicable
11	Percent of class represented by amount in row (9)
0%
12	Type of Reporting Person (See Instructions)
OO (Limited Liability Company)

SCHEDULE 13G
CUSIP No.	315293100

1	Names of Reporting Persons
James H. Ballengee
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
Not applicable
11	Percent of class represented by amount in row (9)
0%
12	Type of Reporting Person (See Instructions)
IN

This Schedule 13G/A is being filed as a final amendment to the Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2015 (the “Original 13G”), as amended, by Jamex, LLC, Jamex Marketing, LLC, Jamex Unitholder, LLC, Ballengee Interests, LLC, James H. Ballengee (each, a “Reporting Person” and collectively, the “Reporting Persons”) relating to the common units representing limited partner interests of Ferrellgas Partners, L.P., a Delaware limited partnership (the “Issuer”).
Item 1.
(a) Name of Issuer:
Ferrellgas Partners, L.P. (the “Issuer”)
(b) Address of Issuer’s Principal Executive Offices:
7500 College Boulevard, Suite 1000, Overland Park, Kansas 66210
Item 2.
(a)	Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:
Jamex, LLC
Jamex Unitholder, LLC
Jamex Marketing, LLC
Ballengee Holdings, LLC
 James H. Ballengee
(b)	Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is 3838 Oak Lawn Avenue, Suite 1150, Dallas, TX 75219.
(c)	Citizenship:
Jamex, LLC is organized under the laws of the state of Delaware. Jamex Unitholder, LLC is organized under the laws of the state of Delaware.  Jamex Marketing, LLC is organized under the laws of the state of Louisiana.  Ballengee Holdings, LLC is organized under the laws of the state of Texas.  Mr. Ballengee is a citizen of the United States of America.
(d)	Title and Class of Securities:
Common Units representing limited partner interests of the Issuer (“Common Units”).
(e)	CUSIP No.:
315293100
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4. Ownership
The ownership information presented below represents beneficial ownership of Common Units of the Issuer as of the date of this filing, based upon 97,152,665 Common Units outstanding as of November 30, 2016, as reported in Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 9, 2016.
(a)	Amount Beneficially Owned:	0
(b) Percent of Class:0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:0
(ii) Shared power to vote or to direct the vote:0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0
Jamex Unitholder, LLC is the record holder of 0 Common Units.  Jamex Marketing, LLC is the majority and managing member of Jamex Unitholder, LLC. Jamex, LLC is the majority member of Jamex Marketing, LLC. Ballengee Holdings, LLC is the majority member of Jamex, LLC.  James H. Ballengee is the manager of each of Jamex, LLC, Jamex Marketing, LLC and Ballengee Holdings, LLC.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not applicable.
Item 8.	Identification and classification of members of the group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  January 6, 2017

JAMEX, LLC

/s/ James H. Ballengee
Name: James H. Ballengee
Title: Manager

JAMEX UNITHOLDER, LLC
By: Jamex Marketing, LLC, its Managing Member
/s/ James H. Ballengee
Name: James H. Ballengee
Title: Manager

JAMEX MARKETING, LLC

/s/ James H. Ballengee
Name: James H. Ballengee
Title: Manager

BALLENGEE HOLDINGS, LLC

/s/ James H. Ballengee
Name: James H. Ballengee
Title: Manager

JAMES H. BALLENGEE

/s/ James H. Ballengee
Name: James H. Ballengee